March 30, 2022

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re: Sixth Street Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on March 25, 2022

Dear Ms. Lithotomos:

On behalf of Sixth Street Specialty Lending, Inc. (the “Company”), in response to a discussion with the staff (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on March 30, 2022, the Company confirms that it will complete and fill in all necessary information omitted from its preliminary proxy statement on Schedule 14A filed on March 25, 2021 in its definitive proxy statement. The definitive proxy statement is expected to be filed on or about April 13, 2022. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc: Ian Simmonds

Sixth Street Specialty Lending, Inc.

Adam E. Fleisher

Cleary Gottlieb Steen & Hamilton LLP